UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)

BLUEGREEN CORPORATION
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

096231105
(CUSIP Number)

Central Florida Investments, Inc.
5601 Windhover Drive
Orlando, FL 32819
(407) 351-3350
Attn: Thomas F. Dugan

with copies to:

Michael E. Marder, Esq.
Greenspoon Marder, P.A.
201 E. Pine Street, Suite 500
Orlando, FL 32801
Phone: (407) 425-6559

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 12, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-l(f) or 13d-l(g), check the following box ☐.

SCHEDULE 13D

CUSIP No. 096231105

1	NAME OF REPORTING PERSONS Central Florida Investments, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,209,396
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,209,396
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,209,396
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.1%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 096231105

1	NAME OF REPORTING PERSONS David A. Siegel Revocable Trust. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,209,396
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,209,396
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,209,396
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.1%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 096231105

1	NAME OF REPORTING PERSONS David A. Siegel I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,209,396
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,209,396
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,209,396
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.1%
14	TYPE OF REPORTING PERSON IN

The statement on Schedule 13D filed on July 20, 2006, relating to the common stock, $0.01 par value per share (the "Common Stock"), as amended by Amendment No. 1 to the Schedule 13D filed on August 10, 2006, by Amendment No. 2 to the Schedule 13D filed on August 22, 2006, by Amendment No. 3 to the Schedule 13D filed on September 19, 2006, by and Amendment No. 4 to the Schedule 13D filed on October 17, 2006 (the "Schedule 13D"), is hereby amended as set forth below by this Amendment No.5 to the Schedule 13D (this "Amendment"). Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction

The Reporting Persons intend to comply with their contractual obligations arising out of the Settlement Agreement, as defined and disclosed in Amendment No. 4 to the Schedule 13D filed on October 17, 2006, which is hereby incorporated herein by this reference. In furtherance thereof, the Reporting Persons have sold Shares and call option contracts in order to facilitate such sales.

Except as otherwise described herein or as expressly stated below, no Reporting Person, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has any present plan or proposal that relates to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)
Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated as follows:

(a-b) Set forth in the table below are the number and percentages of shares of Common Stock beneficially owned by each Reporting Person as of February 12, 2007

Name	Number of Shares Beneficially Owned with Sole Voting and Dispositive Power	Number of Shares Beneficially Owned with Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned (1)
Reporting Persons	0	9,209,396	9,209,396	30.1%
Central Florida Investments, Inc.(2)	0	9,209,396	9,209,396	30.1%
David A. Siegel(3)	0	9,209,396	9,209,396	30.1%
David A. Siegel Revocable Trust(4)	0	9,209,396	9,209,396	30.1%

(1)
The percentages of Common Stock indicated in this table are based on the 30,565,882 shares of Common Stock outstanding as of November 9, 2006, as disclosed on the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission.

(2)	CFI beneficially owns all of the Shares because it is the owner of record of the CFI Shares and because it is controlled by the Siegel Trust and Mr. Siegel.

(3)	Mr. Siegel beneficially owns all of the Shares because he is the sole trustee of the Siegel Trust, which owns all of the voting stock of CFI.

(4)	The Siegel Trust beneficially owns all of the Shares because it owns all of the voting stock of CFI and because Mr. Siegel is the sole trustee and a beneficiary of the Siegel Trust.

(c)
Information concerning transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No. 4 to the Schedule 13D is set forth in Schedule G hereto and is incorporation herein by reference. All of the put transactions listed on Schedule B, Schedule C, Schedule D, Schedule E, Schedule F, and Schedule G were exchange traded options written through brokers. All of the sales of Common Stock listed on Schedule D and Schedule G were sold through brokers and effected on the New York Stock Exchange.

(d)
Dividends on the shares of Common Stock reported herein will be paid to CFI and/or Mr. Siegel as the record owner. No other person is known to have the right to receive or the power to direct the receipt of dividend from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

The information set forth, or incorporated by reference, in Item 4 is hereby incorporated by this reference in this Item 6.

Other than as described in this Statement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships among the Reporting Persons or the persons set form on Schedule A, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Schedule A	Executive Officers and Directors of CFI*

Schedule B	List of the transactions in Issuer Common Stock that were effected by the Reporting Person during the sixty days prior to July 20, 2006**

Schedule C	List of the transactions in Issuer Common Stock that were effected by the Reporting Persons during the last sixty days prior to August 10, 2006**

Schedule D	List of the transactions in Issuer Common Stock that were effected by the Reporting Persons during the sixty days prior to August 22, 2006**

Schedule E	List of the transactions in Issuer Common Stock that were effected by the Reporting Persons since the filing of Amendment No. 2 to the Schedule 13D**

Schedule F	List of the transactions in Issuer Common Stock that were effected by the Reporting Persons since the filing of Amendment No. 3 to the Schedule 13D***

Schedule G	List of the transactions in Issuer Common Stock that were effected by the Reporting Persons since the filing of Amendment No. 4 to the Schedule 13D

Exhibit A	Joint Filing Agreement*

Exhibit B	Stipulation and Order dated as of October 16, 2006***

*	Previously filed with the Securities and Exchange Commission on July 20, 2006 as a schedule or exhibit to the Schedule 13D.
**	Previously filed with the Securities and Exchange Commission on September 19, 2006 as a schedule or exhibit to the Schedule 13D.
***	Previously filed with the Securities and Exchange Commission on October 17, 2006 as a schedule or exhibit to the Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2007

Central Florida Investments, Inc.

By:	/s/ David A. Siegel
Name:	David A. Siegel
Title:	President

David A. Siegel Revocable Trust

By:	/s/ David A. Siegel
Name:	David A. Siegel
Title:	Trustee

By:	/s/ David A. Siegel
David A. Siegel

SCHEDULE G

List of transactions in Issuer Common Stock that were effected by the Reporting Persons since the filing of Amendment No.4 to the Schedule 13D

Date of Transaction	Person Effecting Transaction	Type of Transaction	Expiration Date	Strike Price	Number of securities bought/(sold)	Price per share
2/12/2007	Central Florida Investments, Inc.	sold calls	Aug-07	15	210	$0.302
2/12/2007	Central Florida Investments, Inc.	sold calls	May-07	12.5	14	$1.100
2/9/2007	Central Florida Investments, Inc.	sold shares			(6,800)	$13.110
2/9/2007	Central Florida Investments, Inc.	sold calls	May-07	12.5	74	$1.100
2/9/2007	Central Florida Investments, Inc.	sold calls	Feb-07	12.5	50	$0.650
2/8/2007	Central Florida Investments, Inc.	sold calls	Mar-07	12.5	20	$0.800
2/8/2007	Central Florida Investments, Inc.	sold shares			(18,100)	$13.090
2/5/2007	Central Florida Investments, Inc.	sold shares			(5,000)	$13.100
2/2/2007	Central Florida Investments, Inc.	sold shares			(15,800)	$13.100
1/31/2007	Central Florida Investments, Inc.	sold shares			(45,000)	$13.100
1/31/2007	Central Florida Investments, Inc.	sold calls	Aug-07	15	500	$0.300
1/23/2007	Central Florida Investments, Inc.	sold calls	Aug-07	12.5	80	$1.100
1/22/2007	Central Florida Investments, Inc..	sold calls	May-07	12.5	200	$0.750
1/12/2007	Central Florida Investments, Inc..	sold calls	Aug-07	15	210	$0.250
1/10/2007	Central Florida Investments, Inc.	sold calls	Aug-07	15	120	$0.250
1/10/2007	Central Florida Investments, Inc.	sold calls	May-07	12.5	160	$0.900
1/3/2007	Central Florida Investments, Inc.	shares sold			(300)	$13.100
1/3/2007	Central Florida Investments, Inc.	sold calls	Aug-07	15	100	$0.350
1/3/2007	Central Florida Investments, Inc.	sold calls	May-07	12.5	100	$1.100
12/28/2006	Central Florida Investments, Inc.	sold calls	Aug-07	15	400	$0.300
12/27/2006	Central Florida Investments, Inc.	sold calls	Feb-07	12.5	120	$0.750
12/26/2006	Central Florida Investments, Inc.	sold calls	Aug-07	12.5	320	$1.350
12/26/2006	Central Florida Investments, Inc.	sold calls	May-07	12.5	300	$1.100
12/22/2006	Central Florida Investments, Inc.	sold calls	May-07	12.5	600	$1.110
12/22/2006	Central Florida Investments, Inc.	sold calls	Feb-07	12.5	500	$0.800
12/21/2006	Central Florida Investments, Inc.	sold calls	Jan-07	12.5	50	$0.630
12/20/2006	Central Florida Investments, Inc.	sold calls	Jan-07	12.5	60	$0.600
12/19/2006	Central Florida Investments, Inc.	sold calls	Jan-07	12.5	130	$0.600
12/18/2006	Central Florida Investments, Inc.	shares called	Dec-06	12.5	(60,600)	$12.500
12/15/2006	Central Florida Investments, Inc.	Sold Calls	May-07	15	840	$0.250
12/15/2006	Central Florida Investments, Inc.	Sold Calls	Feb-07	12.5	420	$1.100
12/15/2006	Central Florida Investments, Inc.	shares sold			(6,400)	$13.400
12/15/2006	Central Florida Investments, Inc.	Sold Calls	May-07	12.5	209	$1.750
12/14/2006	Central Florida Investments, Inc.	Sold Calls	May-07	15	550	$0.200
12/14/2006	Central Florida Investments, Inc.	shares sold			(16,000)	$13.209
12/7/2006	Central Florida Investments, Inc.	shares sold			(1,004)	$13.850
12/6/2006	Central Florida Investments, Inc.	shares sold			(15,000)	$13.726
12/6/2006	Central Florida Investments, Inc.	shares sold			(11,400)	$13.951
11/24/2006	Central Florida Investments, Inc.	shares sold			(3,700)	$14.050
11/22/2006	Central Florida Investments, Inc.	Sold Calls	Dec-06	12.5	100	$1.450
11/22/2006	Central Florida Investments, Inc.	Sold Calls	Feb-07	12.5	197	$1.650
11/22/2006	Central Florida Investments, Inc.	Sold Calls	May-07	12.5	100	$2.000
11/22/2006	Central Florida Investments, Inc.	shares sold			(5,000)	$13.990
11/22/2006	Central Florida Investments, Inc.	shares sold			(15,000)	$13.900
11/20/2006	Central Florida Investments, Inc.	shares called	Nov-06	12.5	(126,800)	$12.500
11/20/2006	Central Florida Investments, Inc.	puts expired	Nov-06	12.5	(3,250)
11/18/2006	Central Florida Investments, Inc.	shares called	Nov-06	12.5	(29,900)	$12.500
11/17/2006	Central Florida Investments, Inc.	Sold Calls	Dec-06	12.5	40	$1.200
11/17/2006	Central Florida Investments, Inc.	Sold Calls	May-06	15	548	$0.350
11/17/2006	Central Florida Investments, Inc.	shares sold			(31,100)	$13.510
11/8/2006	Central Florida Investments, Inc.	shares called	Nov-06	12.5	(10,100)	$12.500
11/8/2006	Central Florida Investments, Inc.	Sold Calls	May-07	15.0	90	$0.300
11/8/2006	Central Florida Investments, Inc.	Sold Calls	May-07	12.5	162	$1.500
11/8/2006	Central Florida Investments, Inc.	Sold Calls	Feb-07	12.5	20	$1.250
11/8/2006	Central Florida Investments, Inc.	Sold Calls	Dec-06	12.5	16	$1.000
11/8/2006	Central Florida Investments, Inc.	Sold Calls	Nov-06	12.5	488	$0.850
11/7/2006	Central Florida Investments, Inc.	Sold Calls	Feb-07	12.5	28	$1.100
11/6/2006	Central Florida Investments, Inc.	Sold Calls	May-07	12.5	50	$1.300
11/6/2006	Central Florida Investments, Inc.	Sold Calls	Feb-07	12.5	20	$1.000
11/6/2006	Central Florida Investments, Inc.	Sold Calls	Dec-06	12.5	20	$0.750
11/6/2006	Central Florida Investments, Inc.	Sold Calls	Nov-06	12.5	100	$0.600
10/30/2006	Central Florida Investments, Inc.	Sold Calls	Dec-06	12.5	210	$0.500
10/26/2006	Central Florida Investments, Inc.	Sold Calls	Nov-06	12.5	400	$0.450
10/26/2006	Central Florida Investments, Inc.	Sold Calls	Dec-06	12.5	200	$0.600
10/26/2006	Central Florida Investments, Inc.	Sold Calls	Feb-07	12.5	500	$0.850
10/26/2006	Central Florida Investments, Inc.	Sold Calls	May-07	12.5	300	$1.150
10/25/2006	Central Florida Investments, Inc.	Sold Calls	Nov-06	12.5	200	$0.400
10/25/2006	Central Florida Investments, Inc.	Sold Calls	Dec-06	12.5	20	$0.550
10/25/2006	Central Florida Investments, Inc.	Sold Calls	Feb-07	12.5	10	$0.850
10/25/2006	Central Florida Investments, Inc.	Sold Calls	May-07	12.5	220	$1.150
10/25/2006	Central Florida Investments, Inc.	Sold Calls	May-07	15.0	10	$0.300
10/24/2006	Central Florida Investments, Inc.	Sold Calls	Nov-06	12.5	460	$0.400
10/24/2006	Central Florida Investments, Inc.	Sold Calls	Feb-07	12.5	138	$0.850
10/24/2006	Central Florida Investments, Inc.	Sold Calls	May-07	12.5	40	$1.200
10/24/2006	Central Florida Investments, Inc.	Sold Calls	Feb-07	15.0	167	$0.170
10/19/2006	Central Florida Investments, Inc.	Sold Calls	May-07	12.5	40	$1.100
10/19/2006	Central Florida Investments, Inc.	Sold Calls	Feb-07	12.5	50	$0.800
10/18/2006	Central Florida Investments, Inc.	Sold Calls	May-07	15.0	30	$0.300
10/18/2006	Central Florida Investments, Inc.	Sold Calls	May-07	12.5	100	$1.100
10/18/2006	Central Florida Investments, Inc.	Sold Calls	Feb-07	12.5	20	$0.800
10/18/2006	Central Florida Investments, Inc.	Sold Calls	Nov-06	12.5	10	$0.400